FIELDSTONE MORTGAGE INVESTMENT CORPORATION

11000 Broken Land Parkway, Suite 600

Columbia, Maryland 21044

June 6, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Ms. Sara D. Kalin

Re:	Fieldstone Mortgage Investment Corporation
Registration Statement on Form S-3
File No. 333-132444

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Fieldstone Mortgage Investment Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, as amended, be granted as soon as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIELDSTONE MORTGAGE

INVESTMENT CORPORATION

By: /s/ John C. Kendall
Name: John C. Kendall
Title:	President

cc:	Kevin J. Buckley, Esq.